Exhibit 4

SHF Holdings, Inc.

AMENDED AND RESTATED - 2022 EQUITY INCENTIVE PLAN

OPTION AGREEMENT

THIS OPTION AGREEMENT (this “Agreement”) is made and effective as of January 31, 2023 (the “Grant Date”), by and between SHF Holdings, Inc. (the “Company”), and __________________ (“Optionee”).

W I T N E S S E T H:

WHEREAS, the Company desires to increase the incentive of Optionee whose contributions are important to the continued success of the Company.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the Company hereby grants Participant options to purchase shares of the Company’s Common Stock pursuant to the SHF Holdings, Inc. Amended and Restated 2022 Equity Incentive Plan (the “Plan”), upon the following terms and conditions. Capitalized terms not defined herein shall have the meaning ascribed thereto in the Plan.

1. GRANT OF OPTION

Subject to the terms and conditions of this Agreement and the Plan, the Company hereby grants to Optionee an option (the “Option”) to purchase an aggregate of ________________ Units (the “Option Units”). Optionee hereby agrees and acknowledges that any and all Option Units purchased by Optionee pursuant to this Agreement (“Award Units”) shall be subject to the terms of the LLC Agreement, the Plan and this Agreement.

2. OPTION PRICE

The Option Price (“Option Price”) of this Option shall be $________ per Option Unit. The Option Price of this Option shall be subject to adjustment in the event of changes in the capitalization of the Company, as set forth in the Plan.

3. TERM AND VESTING OF OPTION

(a) Option Period. Subject to the provisions of the Plan, this Option shall terminate and all of Optionee’s rights to purchase Option Units hereunder shall cease on the tenth (10th) anniversary of the Grant Date (the “Expiration Date”).

(b) Vesting and Exercisability. Subject to the provisions of the Plan, this Option is fully vested.

4. MANNER OF EXERCISE AND PAYMENT

(a) Exercise. When the conditions to the exercise of an Option have been satisfied, the Optionee may exercise the Option only in accordance with the following provisions. The Optionee shall deliver to the Company a written notice stating that the Optionee is exercising the Option and specifying the number of shares of Option Units which are to be purchased pursuant to the Option, and such notice shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised, by one or more of the methods provided for in the Plan. Said notice must be delivered to the Company at its principal office. An attempt to exercise any Option granted hereunder other than as set forth in the Plan shall be invalid and of no force and effect.

(b) Payment. Payment of the Option Price for the Option Units purchased pursuant to the exercise of an Option shall be made by wire transfer, certified or cashier’s check, bank draft or money order.

5. TRANSFERABILITY OF OPTION

Any purported Transfer of an Option in contravention of the provisions of this Agreement or the Plan shall have no force or effect and shall be null and void, and the purported transferee of such Option shall not acquire any rights with respect to such Option.

6. DISCLAIMER OF RIGHTS

No provision of this Agreement shall be construed to confer upon any person or entity, including Optionee, the right to remain in the employ or service of the Company or to interfere in any way with the right and authority of the Company either to increase or decrease the compensation of any person or entity, including Optionee, at any time, or to terminate any employment or other relationship between any person or entity, including Optionee, and the Company.

7. NONEXCLUSIVITY OF THIS AGREEMENT

This Agreement shall not be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in their sole and absolute discretion determine desirable.

8. MISCELLANEOUS

(a) Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, without application to the principles of conflict of laws.

(b) Binding Nature of Agreement; Assignability. This Agreement shall be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

(c) Provisions of Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly.

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(d) Withholding. In connection with the exercise of the Option, the Optionee agrees: (i) to pay to the Company, or make arrangements satisfactory to the Company regarding payment of, any federal, state or local, domestic or foreign taxes of any kind required by law to be withheld with respect to such exercise; and (ii) that the Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to the Optionee any federal, state or local taxes of any kind required by law to be withheld with respect to the exercise of the Option.

(e) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective permitted successors and assigns.

(f) Entire Agreement; Amendments. This Agreement constitutes the entire agreement among the parties in respect of the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof. This Agreement may not be amended, supplemented or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement or modification is sought.

(g) No Rights to Continued Employment. Nothing contained herein shall give the Participant the right to be retained in the employment or service of the Company or any of its subsidiaries or affiliates or affect the right of any such employer to terminate the Participant.

(h) Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

SHF HOLDINGS, INC.

Sundie Seefried, Chief Executive Officer

OPTIONEE:

Address:

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